Filed by Unilever International Holdings N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: March 15, 2018

The following letter was sent to certain former employees of Unilever N.V. and Unilever PLC on March 15, 2018:

151h March 2018 To: Unilever Former Leaders Dear friends and former colleagues, It is likely that you will be hearing and reading about Unilever in the news over the coming days. On behalf of the Unilever Board, we wanted to write to you as early as possible so that you heard from us directly on the details of what is being proposed. Essentially, we are announcing two important changes to Unilever's organisational and corporate structure. As you would expect, these changes follow a long and careful process of deliberation by the Unilever Board. Although somewhat complex in nature, they have one simple and overarching objective in mind-to give Unilever the maximum strategic flexibility needed to compete and prosper in a rapidly changing marketplace. First, we are announcing a change to our organisational structure with the creation of three operating Divisions-Beauty & Personal Care, Home Care and Foods & Refreshment-each with greater responsibility to make long-term strategic choices and manage in-year financial performance. Two of these economic drivers of the business-Beauty & Personal Care and Home Care-will be located in London, securing nearly £1 billion a year of continued spend in the UK, including a significant ongoing commitment to R&D. Together, these two fast-growing divisions account today for around 60% of Unilever's total turnover. The Foods & Refreshment division will be based in Rotterdam, enabling it to tap into some of the Netherlands' world-leading capabilities in agri-science and food technology. Second, we are proposing to simplify our corporate structure by moving from two legal entities to one, which will be incorpora ed in the Netherlands and supported by a small corporate centre. The Board's decision reflects the fact Unilever NV accounts for approximately 55% of the group's share capital and trades with greater liquidity than PLC. Unilever will continue to be listed in London, Amsterdam and New York. The changes also strengthen further our corporate governance, creating for the first time a 'one share, one vote' principle for all shareholders. On completion, NV preference shares will be cancelled, and it is intended to close the NV Trust Office. We will continue to apply both the UK and Dutch corporate governance codes. Unilever's employment of 7,300 people in the UK and 3,100 in the Netherlands will be unaffected by the changes. I ... Unilever PLC Regislered in England & Wales Number 41424 Regislered office Port Sunlighl Wirral, Merseyside CH62 4ZD Unilever NV Regisel redin Rollerdam CommercialRegisler No 24051830 VAT No NL004966466877

... 2 These are important changes but ones the Board feels are essential to help secure and promote the long-term competitiveness of the company. They build on Unilever's long and proud heritage, and -with the decision to headquarter the Divisions in the UK and the Netherlands-they underscore our long-term commitment to both countries. They are also the product of a long and careful period of review and consultation, in which many of you have actively participated, which we greatly appreciate. We are attaching a copy of the full announcement, which for legal requirements includes at the end an important disclaimer. With warm regards, Marijn Dekkers Chairman

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Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY
Unilever N.V., Weena 455, 3013 AL Rotterdam
press-office.london@unilever.com / mediarelations.rotterdam@unilever.com
www.unilever.com

Announcement **Announcement** Announcement

BUILDING THE UNILEVER OF THE FUTURE

London/Rotterdam, 15 March 2018 – Today we are announcing the next steps in the transformation of Unilever into a simpler, more agile and more focused business. The changes will further drive long-term performance and shareholder value, and build upon our Connected 4 Growth programme.

Firstly, we are evolving our structure to be based on three Divisions:

- These Divisions - Beauty & Personal Care, Home Care, and Foods & Refreshment - will be more empowered, with greater responsibility for making long-term strategic choices and managing financial performance.
- All three divisions will continue to benefit from Unilever's global scale and route to market.
- The headquarters of the Beauty & Personal Care Division and the Home Care Division will be located in London.
- This secures nearly £1 billion per year of continued spend in the UK, including a significant commitment to R&D.
- The headquarters of the Foods & Refreshment Division will continue to be based in Rotterdam.

Secondly, we are proposing to simplify our corporate structure:

- Unilever intends to simplify from two legal entities, N.V. and PLC, into a single legal entity incorporated in the Netherlands. This reflects the fact that the shares in N.V. account for approximately 55% of the group's combined ordinary share capital[1], and trade with greater liquidity than PLC shares.
- Unilever will continue to be listed in London, Amsterdam and New York.

The proposed simplification will provide greater flexibility for strategic portfolio change and help drive long-term performance.

The changes also further strengthen Unilever's corporate governance, creating, for the first time, a 'one share, one vote' principle for all shareholders. Upon completion, the N.V. preference shares will be cancelled, and it is intended to close the N.V. Trust Office and terminate the related depositary receipt structure. Unilever will also continue to apply both the UK and Dutch corporate governance codes.

Unilever's employment of 7,300 people in the UK and 3,100 people in the Netherlands will be unaffected by the changes announced today.

Marijn Dekkers, Chairman of Unilever:

"Unilever's Board is fully committed to delivering long-term performance and sustainable value for shareholders. The Board believes the move to three Divisions and the simplification of our corporate structure will create a simpler, more agile and more focused company with increased strategic flexibility for value-

[1] Calculated by reference to total number of issued ordinary shares of N.V. and PLC (excluding treasury shares) as at 31 December 2017.

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creating portfolio change. Our decision to headquarter the Divisions in the UK and the Netherlands underscores our long-term commitment to both countries. The changes announced today also further strengthen Unilever's corporate governance, creating for the first time in our history a 'one share, one vote' principle for all our shareholders."

Enquiries

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Unilever N.V.
Weena 455
3013 AL Rotterdam
The Netherlands

Media: Media Relations team
UK +44 7752 768888 paul.matthews@unilever.com
Or +44 7917 271819 treeva.fenwick@unilever.com
Or +44 7825 049151 louise.phillips@unilever.com
Or +44 7779 999683 jsibun@tulchangroup.com
NL +31 61 500 8293 fleur-van.bruggen@unilever.com

Investors: Investor Relations team
+44 20 7822 6830 investor.relations@unilever.com

Corporate brokers and financial advisers:
Deutsche Bank: Charles Wilkinson + 44 20 7547 6908
UBS: John Woolland + 44 20 7568 2336

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ADDITIONAL INFORMATION

The move to three Divisions and the simplification of the corporate structure will deliver the following:

Driving stronger performance

With the Connected 4 Growth programme and the set-up of Country Category Business Teams, announced in 2016, we have implemented a more consumer-facing organisation that enables us to roll out global innovations faster and be more agile in responding to local trends. Today's announcement represents the next step in our transformation, enabling the Beauty & Personal Care, Home Care and Foods & Refreshment Divisions to drive stronger performance across our markets.

The Divisions will develop innovation, including strategy, research, product development and advertising. In addition, they will now be better equipped to make in-year trade-offs and allocate resources more dynamically between geographies, which will further increase our agility and competitiveness in our markets. Each Division will make its own investment decisions based on its strategic objectives, and will make recommendations for capital allocation, both in the supply chain and in developing the portfolio through M&A.

The Divisions will continue to benefit from Unilever's global scale, including access to capital, procurement across the value chain, shared services and information capabilities such as our U-Studios and People Data Centres. The Divisions will also leverage the strengths of our local management teams and our combined distribution scale, particularly in emerging markets.

From dual-headed structure to single holding company

Unilever has been owned through two separately listed companies, a Dutch N.V. and a UK PLC, since its formation in 1930. These companies have been governed by complex agreements to maintain parity between economic rights of the respective shareholders. The shares in N.V. represent the larger portion of Unilever (55% of the group's combined ordinary share capital), and trade with greater liquidity than PLC shares.

The strategic review concluded that a single holding company brings greater simplicity and more flexibility to make strategic changes in our portfolio in the future, should we choose to do so, including through equity-settled acquisitions or de-mergers. While we do not currently plan any major portfolio change, we believe it is appropriate to create a corporate structure that provides the Group with the strategic flexibility and optionality to do so.

We intend to introduce a single holding company with one class of shares and a global pool of liquidity. This company will be incorporated and tax-resident in the Netherlands. We will seek a premium listing on the London Stock Exchange, and listings on Euronext in Amsterdam and on the New York Stock Exchange.

Following simplification, shareholders of PLC and N.V. will share the same dividend and capital distribution interests in the new holding company, and in the same relative proportions in the combined Group, as before. Our strategy and the 2020 financial goals will be unchanged by the simplification of the corporate structure. Unilever expects the maintenance of its strong credit rating to be unaffected. All debt which benefits from a guarantee from the current N.V. and PLC holding companies, or other group companies, will continue to benefit from such a covenant combined, in due course, with a guarantee provided by the new Dutch holding company. New debt will be treated in the same way.

Governance

In the last fifteen years, Unilever has taken major steps to be at the forefront of good corporate governance. This included the acquisition of N.V. preference shares in 2017 which held disproportionate voting rights. Today's announcement will further strengthen our corporate governance. Upon completion of the new corporate structure, the preference shares will be terminated, and it is intended to close the N.V. Trust Office and terminate the related depositary receipt structure. Unilever will continue to apply both UK and Dutch corporate governance codes. The Board of Unilever will become the Board of the new

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single holding company. We will continue to hold annual elections of all Board members, approved by a simple majority of those voting at the meeting.

At this year's N.V. Annual General Meeting, we will be seeking authority for the issue of a smaller number of shares on a non pre-emptive basis than in previous years: for general corporate purposes it will be lowered from 10% to 5% of the issued share capital and the additional authority in case of acquisitions will also be lowered from 10% to 5% and we intend to adopt the same approach in the new holding company ("New N.V.").

Dividends

Unilever will continue to report its earnings and declare dividends in euros, as has been the practice for many years. There will be no change to our policy of seeking to pay an attractive, growing and sustainable dividend. Payments and record dates will continue on the current quarterly schedule.

Arrangements will be made to ensure that those UK shareholders who prefer to receive dividends in pounds sterling can continue to do so. Holders of US listed shares will continue to receive dividends in US dollars.

Unilever N.V. dividends are currently subject to Dutch dividend withholding tax at a rate of 15%. The Dutch government has announced that the Dutch dividend withholding tax will be abolished from 1 January 2020. Following simplification of the corporate structure and until such abolition, shareholders in the new Unilever holding company will be able to receive distributions in the form of a capital repayment for Dutch tax purposes which will be paid without Dutch dividend withholding tax.

Establishing the new company

The simplification of the current N.V. and PLC holding companies under New N.V. will be achieved through a combined process involving, for PLC, a UK scheme of arrangement and, for N.V., a Dutch statutory merger.

One new ordinary share in New N.V. will be issued for each N.V. ordinary share and for each PLC ordinary share, thus maintaining the relative economic interests of shareholders, and in particular, the current parity between the two shares and the equalized dividends.

The proposed simplification will be subject to certain conditions, including the approvals of shareholders in current N.V. and PLC, and applicable regulatory consents. The Executive of the UK Takeover Panel has confirmed that the UK Takeover Code will not apply to the simplification transaction.

Transfers of shares in New N.V. on Euronext in Amsterdam and on the New York Stock exchange will not be subject to UK transfer duties. In order to facilitate trading of New N.V. shares on the London Stock Exchange, Unilever proposes the creation of Depositary Interests (DIs), which can be traded in GBP – such trades of shares in a non-UK resident company will also not be subject to UK transfer duties.

Further information will be provided in the shareholder communication which will be circulated in the months leading up to the extraordinary general meetings to be convened to approve the corporate structure change. Proposals are expected to be placed before shareholders around the end of Q3 with implementation anticipated towards the end of 2018.

The exchange of shares in N.V. and PLC for New N.V. shares is not expected to be a taxable event for shareholders resident in the Netherlands, UK or US.

We are conscious that a number of investors currently invest in Unilever PLC or N.V. due to their respective membership in indices. Currently only the proportion of Unilever's value represented by PLC is included in the UK indices and only that represented by N.V. is included in the Eurozone indices. After simplification, any index in which Unilever is represented will reflect the full value of the Group, but Unilever may be designated under only one index nationality. We will commence discussions with the

... 7 major index providers to determine how they would treat Unilever on completion of the proposed, simplified Group struct ure. The following will not change as a result of the measures we have announced today (once the process of simplification is complete]: Unilever's spend in the UK and the N etherlands Unilever's employment of 7,300 people in the UK and 3,100 in the Netherlands Unilever shares being listed and traded in London, Amsterdam and New York The manufacture of Unilever products in the UK and the Netherlands A single, Unilever Board, elected annualy Unilever applying both the UK and Dutch corporate governance codes Parity in the dividend and capitalreturn interests of shareholders Unilever operating from London and Rotterdam

... 8 Safe Harbour Where relevant, these actions are subject to the appropriate consultations and approvals. This announcement may contain forward -looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aims', 'expects', anticipates', 'intends', 'seeks·. 'looks·, 'believes·. 'vision·, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or "Unilever"). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group express ly disclaims any obligation or undertaking to release puplicly any updates or revisions to any forward-looking statements con tained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such sta tement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets {Stichting Autoriteit Financiele Markten} and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accoun ts 2017. Important Information This announcement contains inside information. This is a public announcement pursuant to article 1 7 paragraph 1 of the European Market Abuse Regulation (596/2014}. · This announcement is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 {the "Securities Act"}, or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies under New N.V. {the "Simplification"}, New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. {the 'Proposed Merger"} and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.. New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement {the 'Proposed Scheme"} in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a}(10} for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this announcement in certain jurisdic tions may be restricted by law and therefore persons in such jurisdictions into which this announcement is rel eased, published or distributed should inform themselves about and observe such restrictions.

... 9 SHAREHOLDERS AND SECURITY HOLDERS OF UN/LEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SlfviPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UN/LEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UN/LEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE S/MPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UN/LEVER, THE PROPOSED SCHEME AND THE S/MPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC's website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever's website at http://www.unilever.com. This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/77/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.·s ordinary shares to {i] listing and trading on Euronext in Amsterdam {ii] the Official List of the United Kingdom Listing Authority and {iii] trading on the Main Market of the London Stock Exchange (the "EU Prospectus"/, and to be approved by the Netherlands Authority for the Financial Markets {Stichting Autoriteit Financiele Markten/ and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions Deutsche Bank AG {"Deutsche Bank"/ is authorised under German Banking Law {competent authority: European Central Bank} and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited {"UBS"} is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this announcement. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.